Organizational Chart

Allianz Aktiengesellschaft Holding (abbreviated as Allianz AG Holding), of Munich, Germany, is the controlling owner of Allianz of America, Inc.

Allianz of America, Inc. is sole owner of Allianz Life Insurance Company of North America.

Allianz Life is controlling owner of USAllianz Investor Services, LLC.

Allianz Life Insurance Company of North America is sole owner of Preferred Life Insurance Company of New York.